Exhibit 99.5

GETTY COPPER INC.	Trading Symbol TSX V: GTC
May 21, 2010

Getty Copper Announces NI 43-101 Pre Feasibility Engineering Study Update Completion.

Getty Copper Inc is pleased to announce that the previous 43-101 Pre Feasibility Study dated June 9, 2009 has now been amended and restated by West Coast Environmental and Engineering, as a result of a review by technical staff of the British Columbia Securities Commission. The following statements summarize and reconcile the amendments made to the Pre Feasibility Report dated June 9, 2009 and are included in the final technical report dated May 3, 2010 that will be filed on www.sedar.com. The Report is a pre-feasibility report and readers are reminded that its conclusions are broad in nature and remain subject to the requirements for detailed engineering in a (final) feasibility report prepared in accordance with industry and regulatory requirements.

Indicated and Inferred Mineral Resources were originally bounded within the original pit boundaries. The updated May 3, 2010 Pre-Feasibility Study has now updated the indicated and inferred resource to include all mineralization that had reasonable prospects for economic extraction under favourable economic conditions, thus resulting in an increase in both the Indicated and Inferred Mineral Resources. The Indicated Resource blocks within the preliminary pit design were designated as the Probable Mineral Reserves. The revised table below illustrate this. (the original June 9, 2009 resource is in parenthesis):

Table 1. Summary of Changes In Getty Indicated
And Inferred Mineral Resource Estimates.

Deposit	Indicated Resources (millions of tonnes)	Grade
		Cu%	Mo%
North	69.258 (49.691)	0.370 (0.397)	0.005
South	45.148 (36.870)	0.377 (0.405)	No Data
Total	114.406 (86.551)	0.373 (0.400)	---

Deposit	Inferred Resources (millions of tonnes)	Grade
		Cu%	Mo%
North	18.166 (8.089)	0.271 (0.419)	0.005
South	23.593 (14.008)	0.278 (0.314)	No Data
Total	41.759 (22.097)	0.275 (0.352)	---

There were no changes to the reserves estimated in the June 9, 2009 Pre Feasibility Study. These are shown in Table 2.

Table 2. Summary of Getty Probable Mineral Reserve Estimates.

Deposit	Probable Reserves (millions of tonnes)	Grade
		Cu %	Mo%
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---

Further, there have been substantial recent swings in copper and molybdenum prices. The June 9, 2009 report used 60% of the 3 year trailing average and 40% of the 2 year forward average to project the copper metal price (US$3.29), and a deescalating molybdenum price based on a long term projected molybdenum prices (US$29.33 deescalating to US$14.75).

Due to the precipitous drop and subsequent gain in metal prices during late 2009 and early 2010, metal prices used were reviewed and changed using the original parameters. Accordingly, in the May 3, 2010 updated Pre-Feasibility Study, the long term copper price was dropped to US$2.99. Molybdenum pricing was reviewed and updated to an escalating future price using a price starting at US$18.00 escalating to US$22.35.

During the metal price review, the cash flow analysis was reviewed and changed as appropriate due to development of more accurate capital numbers and the appropriate change in contingency for those numbers. Table 3 identifies these amendments.

Table 3. Economic Criteria Update Summary.

Area	June 9, 2009	Current	Remarks

Mine Equip	$34,407,719	$42,638,050	Part of G&A not accounted for in original report
Mill	268,192,868	230,770,238	EPCM removed from mill costs
G&A	2,971,750	45,291,677	EPCM was included as part of General and Administration
Reclamation	17,830,500	7,277,278	Reduced by developing detailed use area
Working Capital	29,717,500	19,727,557	Based on approximately 3 months operating costs
Sub Total	353,120,337	345,704,800	Reduced mainly due to proper reclamation accounting and appropriate working capital
Contingency	88,280,084	39,541,957	The contingency was lowered based on detailed equipment quotes and reduction in Estimated costs
Total	$441,400,421	$385,246,757

Changes in contingency were also developed due to more detailed pricing that had been obtained after June 9, 2009. Thus the contingency utilized on equipment was lowered. Also, contingencies were removed from the reclamation bond and working capital as they are not contingency items.

The reclamation bond was reduced due to better and more detailed information of the project and the actual costs associated with bonding in British Columbia. The working capital bond was lowered due to the operating cost changes when the proposed mining of the pits were changed and the Getty North Pit was proposed to be mined first to optimize molybdenum values.

In summation, the following represent the new May 3, 2010 updated NI 43-101 Pre Feasibility Study pre tax NPV, cash flow, IRR, pre tax NPV’s calculated for 5% and 8% discount rates respectively.

  Projected Cash Flow – CAN $381Million
  Projected Internal rate of return – 10.85%
  Estimated net present value C$145.0 Million @ 5% Discount;C$58.8 Million @ 8% Discount

This press release has been prepared under the guidance of Craig Parkinson, P.Geo registered in British Columbia and a Qualified Person under NI 43-101 guidelines.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Corby G. Anderson QP CEng FIChemE, President and COO

For further information please contact:

Dr. Corby G. Anderson QP CEng FIChemE
GETTY COPPER INC.
1000 Austin Avenue Coquitlam, BC, V3K 3P1
Phone: 604-931-3231 Fax: 604-931-2814

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers which has occurred only in specific areas on the Getty Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Getty Project or of the Company's future performance. Subsequent results and developments may differ materially from those postulated in the estimates and forward-looking statements. Other factors that could cause the Company's actual results and performance to differ materially from those in forward-looking statements include adverse market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and metal recovery rates and the fact that necessary capital may not be available to the Company on terms acceptable to it or at all. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also refers to reports that use the terms, 'indicated resources' and 'inferred resources'. Getty Copper Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.